From: Dave Glantz [mailto:daveg@ebrain.com]
Sent: Wednesday, July 19, 2006 12:49 PM
To: John Kirk
Cc: Gina Woodall
Subject: RE: Interest in eBrain article

Hello John,

Thanks for your email, and sorry for not replying sooner. I am fine with your using the data as long as you cite the source.

Best regards,

Dave
Glantz, Director, Business Development
phone 703.757.5213 x15 -- email daveg@eBrain.com